Exhibit 99.1

China Biologic Reports Financial Results

for the Third Quarter of 2019

BEIJING, China – November 13, 2019 – China Biologic Products Holdings, Inc. (NASDAQ: CBPO, “China Biologic” or the “Company”), a leading fully integrated plasma-based biopharmaceutical company in China, today announced its unaudited financial results for the third quarter of 2019.

Third Quarter 2019 Financial Highlights

•	Total sales in the third quarter of 2019 increased by 17.5% in RMB terms and 14.3% in USD terms to $136.1 million from $119.1 million in the same quarter of 2018.
•	Gross profit increased by 9.1% to $88.6 million from $81.2 million in the same quarter of 2018. Gross margin decreased to 65.1% from 68.2% in the same quarter of 2018.
•	Income from operations increased by 84.7% to $53.0 million from $28.7 million in the same quarter of 2018. Operating margin increased to 38.9% from 24.1% in the same quarter of 2018.
•	Non-GAAP adjusted income from operations increased by 64.1% in RMB terms and 59.7% in USD terms to $61.5 million from $38.5 million in the same quarter of 2018.
•	Net income attributable to the Company increased by 42.9% to $47.0 million from $32.9 million in the same quarter of 2018. Diluted net earnings per share increased to $1.21 compared to $0.94 in the same quarter of 2018.
•	Non-GAAP adjusted net income attributable to the Company increased by 66.0% in RMB terms and 61.4% in USD terms to $54.4 million from $33.7 million in the same quarter of 2018. Non-GAAP adjusted net earnings per diluted share increased to $1.40 from $0.96 in the same quarter of 2018.

NOTE: Detailed financial statements and information are available through this link: https://photos.prnasia.com/prnk/20191113/2641257-1

“We were pleased to achieve another quarter of strong financial results, driven primarily by the higher-than-expected IVIG sales in the distributor channel following the successful reorganization of our sales and marketing team,” said Joseph Chow, Chairman and CEO of China Biologic. “Looking into the fourth quarter and beyond, our new sales and marketing talent will be dedicated to the further pursuit of medical marketing strategies to enhance doctors’ awareness about the benefits of IVIG, PCC, and other coagulation factor products in treating chronic diseases. As a result of stronger than expected albumin sales for the first nine months of the year combined with this quarter’s rebound in IVIG sales, we are raising guidance for the full year 2019.”

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Financial Outlook

For the full year of 2019, the Company is raising its full year forecast of growth of non-GAAP adjusted income from operations to 11% to 13% from 4% to 6% and non-GAAP adjusted net income growth to 16% to 18% from 4% to 6% in RMB terms over the Company’s full year 2018 financial results. The raising of guidance was primarily due to the combined effect of stronger than expected albumin sales for the first nine months of the year, a rebound in IVIG sales in the third quarter, and higher than anticipated interest income for the full year.

This guidance does not factor in any potential foreign currency translation impact. Having previously adopted an exchange rate of approximately RMB6.59 = $1.00 based on weighted average quarterly exchange rates in 2018 in translating 2018 financial results, the Company expects that the total sales and non-GAAP adjusted net income in USD terms in 2019 could be affected by the foreign currency translation impact.

This guidance excludes potential acquisitions, and necessarily assumes no significant adverse product price changes during 2019. This forecast reflects the Company’s current and preliminary views, which are subject to change.

Conference Call

The Company will host a conference call at 7:30 am Eastern Time on Thursday, November 14, 2019, which is 8:30 pm Beijing Time on November 14, 2019, to discuss its third quarter 2019 results and answer questions from investors. Listeners may access the call by dialing:

US:	1 888 346 8982
International:	1 412 902 4272
Hong Kong:	800 905 945
China:	400 120 1203

A telephone replay will be available one hour after the conclusion of the conference all through November 21, 2019. The dial-in details are:

US:	1 877 344 7529
International:	1 412 317 0088
Passcode:	10136730

A live and archived webcast of the conference call will be available through the Company's investor relations website at http://chinabiologic.investorroom.com.

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About China Biologic Products Holdings, Inc.

China Biologic Products Holdings, Inc. (NASDAQ: CBPO) is a leading fully integrated plasma-based biopharmaceutical company in China. The Company’s products are used as critical therapies during medical emergencies and for the prevention and treatment of life-threatening diseases and immune-deficiency related diseases. China Biologic is headquartered in Beijing and manufactures over 20 different dosage forms of plasma products through its indirect majority-owned subsidiary, Shandong Taibang Biological Products Co., Ltd. and its wholly owned subsidiary, Guizhou Taibang Biological Products Co., Ltd. The Company also has an equity investment in Xi’an Huitian Blood Products Co., Ltd. Since the acquisition of TianXinFu (Beijing) Medical Appliance Co., Ltd. in 2018, China Biologic is also engaged in the sale of medical devices, primarily regenerative medical biomaterial products. The Company sells its products to hospitals, distributors and other healthcare facilities in China. For additional information, please see the Company’s website www.chinabiologic.com.

Contact:

China Biologic Products Holdings, Inc.

Mr. Ming Yin

Senior Vice President

Email: ir@chinabiologic.com

The Foote Group

Mr. Philip Lisio

Phone: +86-135-0116-6560

Email: phil@thefootegroup.com

Non-GAAP Disclosure

This news release contains non-GAAP financial measures that exclude non-cash compensation expenses related to restricted shares and restricted share units granted to employees and directors under the Company's Equity Incentive Plans and amortization of acquired intangible assets and land use rights. To supplement the Company's unaudited consolidated financial statements presented on a GAAP basis, the Company has provided non-GAAP financial information excluding the impact of these items in this release. The Company's management believes that its presentation of non-GAAP financial measures provides useful supplementary information to and facilitates additional analysis by investors. A reconciliation of the adjustments to GAAP results appears in the table accompanying the detailed financial statements and information available through the link in the notes of this news release. This additional non-GAAP information is not meant to be considered in isolation or as a substitute for GAAP financials. The non-GAAP financial information that the Company provides also may differ from the non-GAAP information provided by other companies.

In addition, as the Company evaluates certain key items of its financial results on a local currency basis (i.e., in RMB) in addition to the reporting currency (i.e., in USD), this news release contains local currency information that eliminates the impact of fluctuations in foreign currency exchange rates. The Company believes that, given its operations primarily based in China, providing local currency information on such key items enhances the understanding of its financial results and evaluation of performance in comparison to prior periods. Changes in local currency percentages are calculated by comparing financial results denominated in RMB from period to period.

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Safe Harbor Statement

This news release may contain certain “forward-looking statements” relating to the business of China Biologic Products Holdings, Inc. and its subsidiaries. All statements, other than statements of historical fact included herein, are “forward-looking statements.” These forward-looking statements are often identified by the use of forward-looking terminology such as “intend,” “believe,” “expect,” “are expected to,” “will,” or similar expressions, and involve known and unknown risks and uncertainties. Among other things, the management’s quotations and forecast of the Company’s financial performance in this news release contain forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they involve assumptions, risks, and uncertainties, and these expectations may prove to be incorrect.

Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this news release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including, without limitation, quality of purchased source plasma, potential delay or failure to complete construction of new collection facilities, potential inability to pass government inspection and certification process for existing and new facilities, potential inability to achieve the designed collection capacities at the new collection facilities, potential inability to achieve the expected operating and financial performance, potential inability to find alternative sources of plasma, potential inability to increase production at permitted sites, potential inability to mitigate the financial consequences of a temporarily reduced raw plasma supply through cost cutting or other efficiencies, and potential additional regulatory restrictions on its operations and those additional risks and uncertainties discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

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